LONDON STOCK EXCHANGE
An LSEG Business

NS Block listing Interim Review

BLOCK LISTING SIX MONTHLY RETURN

UNILEVER PLC

Released 10:10:32 30 June 2023

RNS Number : 5542E
Unilever PLC
30 June 2023

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 30 June 2023

Name of *applicant*:		Unilever PLC		
Name of scheme:		The Unilever Share Plan 2017 (including the Unilever North America Omnibus Equity Compensation Plan) and the SHARES Plan		
Period of return:	From:	01 January 2023	To:	30 June 2023
Balance of unallotted securities under scheme(s) from previous return:		5,000,000		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		100,000		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,900,000		

Name of contact:	Sarah Woodhouse, Deputy Company Secretary
Telephone number of contact:	+31 6 15422550

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy.

END

BLRFIFIARTIIVIV

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

© 2023 London Stock Exchange plc. All rights reserved.